                                                Filed Pursuant to Rule 424(b)(3)
                                       Registration Statement File No. 333-89235

                                 525,000 SHARES
                       HISPANIC BROADCASTING CORPORATION
                   (FORMERLY HEFTEL BROADCASTING CORPORATION)
                              CLASS A COMMON STOCK

                               ------------------

    Our Class A common stock trades on the Nasdaq National Market under the symbol "HBCCA." On October 27, 1999, the last reported sale price of the Class A common stock on the Nasdaq National Market was $79.00 per share.

    These shares of Class A common stock are being sold by the stockholders listed under the heading "Selling Stockholders." We will not receive any of the proceeds from the sales of the shares by the selling stockholders.

--------------------------------------------------------------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR CLASS A COMMON STOCK.
--------------------------------------------------------------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED ANY OF THE SECURITIES OFFERED BY THIS PROSPECTUS OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    Concurrently with the filing of this prospectus, we are filing a prospectus under Rule 415 of the Securities Act of 1933, offering up to $1.5 billion aggregate principal amount of its Class A common stock, preferred stock, debt securities, junior subordinated debt securities, warrants, stock purchase contracts, stock purchase units, preferred securities of HBC Capital Trust I and HBC Capital Trust II, and guarantees by Hispanic Broadcasting of such preferred securities. Sales by the selling stockholders under this prospectus are not contingent upon the completion of any sales of securities by Hispanic Broadcasting or the HBC Trusts.

                THE DATE OF THIS PROSPECTUS IS OCTOBER 28, 1999

                      WHERE YOU CAN FIND MORE INFORMATION

    Hispanic Broadcasting files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information Hispanic Broadcasting files with the SEC at its public reference rooms in Washington, D.C. (450 Fifth Street, N.W. 20549), New York, New York (7 World Trade Center, Suite 1300 10048) and Chicago, Illinois (500 West Madison Street, Suite 1400 60661). Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Hispanic Broadcasting's filings are also available to the public on the internet, through a database maintained by the SEC at HTTP://WWW.SEC.GOV. In addition, you can inspect and copy reports, proxy statements and other information concerning Hispanic Broadcasting at the offices of the Nasdaq National Market, Report Section, 1735 K Street, N.W., Washington, D.C. 20006, on which Hispanic Broadcasting's Class A common stock (symbol:
"HBCCA") is listed. Please note that Hispanic Broadcasting recently changed its name from Heftel Broadcasting Corporation to Hispanic Broadcasting Corporation and that certain of Hispanic Broadcasting's reports, statements, or other information incorporated by reference into this prospectus were filed under the old name.

    We filed a registration statement on Form S-3 to register with the SEC the shares offered by this prospectus. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and our stock.

    The SEC allows us to "incorporate by reference" into this prospectus the information we file with them. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information incorporated later.

    We incorporate by reference the documents listed below:

    1.  Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

    2.  Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

    3.  Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

    4.  Current Report on Form 8-K filed on October 15, 1999.

    5.  Current Report on Form 8-K filed on October 7, 1999.

    6.  Current Report on Form 8-K filed on May 28, 1999.

    7.  Current Report on Form 8-K filed on May 13, 1999.

    8.  Current Report on Form 8-K filed on April 20, 1999.

    9. Current Report on Form 8-K filed on June 4, 1998, as amended by Form 8-K/A filed on July 31, 1998.

    We also incorporate by reference all future filings we make with the SEC between the date of this prospectus and the date upon which we sell all the securities we offer with this prospectus.

    You may obtain copies of these documents at no cost by requesting them from us in writing at the following address: Corporate Secretary, Hispanic Broadcasting Corporation, 3102 Oak Lawn Ave., Suite 215, Dallas, Texas 75219 (telephone(214) 525-7700).

                       HISPANIC BROADCASTING CORPORATION

    We are one of the largest Spanish language radio broadcasting companies in the United States and currently own or program radio stations in many of the largest Hispanic markets in the United States, including Los Angeles, New York, Miami, Chicago, San Francisco/San Jose, Dallas/Fort Worth, Houston, San Antonio, McAllen/Brownsville/Harlingen, and El Paso. We recently changed our name from Heftel Broadcasting Corporation to Hispanic Broadcasting Corporation.

    Our strategy is to own and program top performing radio stations, principally in the largest Spanish language radio markets in the United States. We intend to acquire or develop additional Spanish language stations in leading Hispanic markets.

    We frequently evaluate strategic opportunities both within and outside our existing line of business which closely relate to serving the Hispanic market, including opportunities outside of the United States. We expect to pursue additional acquisitions from time to time and may decide to dispose of certain businesses. Such acquisitions or dispositions could be material.

    Our principal executive offices are located at 3102 Oak Lawn Ave., Suite 215, Dallas, Texas 75219 (telephone: (214) 525-7700).

                                USE OF PROCEEDS

    Hispanic Broadcasting will not receive any proceeds from the sale of the Class A common stock by the selling stockholders.

                                  RISK FACTORS

    You should carefully consider the following risk factors in evaluating an investment in our Class A common stock.

CONCENTRATION OF CASH FLOW FROM LOS ANGELES STATIONS

    A significant decline in the revenue of our Los Angeles stations could have a material adverse effect on our financial performance. Broadcast cash flow generated by our Los Angeles stations accounts for a large percentage of our broadcast cash flow. Increased competition for advertising dollars with other radio stations and communications media in the Los Angeles metropolitan area, both generally and relative to the broadcasting industry, increased competition from a new format competitor and other competitive and economic factors could cause a decline in revenue from our Los Angeles stations.

OUR RELATIONSHIP WITH CLEAR CHANNEL

    OWNERSHIP OF CLASS B COMMON STOCK. Clear Channel Communications, Inc. currently does not own shares of Class A common stock and therefore is not be entitled to vote in the election of our directors. However, Clear Channel does own all of the outstanding shares of our Class B common stock, which has a class vote on certain matters, including

    - the sale of all or substantially all of our assets;

    - any merger or consolidation where our stockholders immediately prior to the transaction would not own at least 50% of the capital stock of the surviving entity;

    - our reclassification, capitalization, dissolution or liquidation;

    - our issuance of any shares of preferred stock;

    - the amendment of our certificate of incorporation in a manner that adversely affects the rights of the holders of the Class B common stock;

    - the declaration or payment of any non-cash dividends on any class of our common stock; or

    - any amendment to our certificate of incorporation concerning our capital stock.

    Shares of Class B common stock are convertible into shares of Class A common stock, subject to any necessary regulatory approvals. These provisions could have the effect of delaying or preventing a change in control of us, which could deprive our stockholders of the opportunity to receive a premium for their shares. These provisions could also have the effect of making us less attractive to a potential acquirer and could result in holders of Class A common stock receiving less consideration upon a sale of their shares than might otherwise be available in the event of a takeover attempt.

    SALES BY CLEAR CHANNEL. Clear Channel owns a significant percentage of our common stock. Any sales of our stock by Clear Channel could have a material adverse effect on our stock price.

    POTENTIAL CONFLICTS OF INTEREST. The nature of the respective businesses of us and Clear Channel gives rise to potential conflicts of interest between us. We are each engaged in the radio broadcasting business in numerous markets, and as a result, in overlapping markets we compete with each other for advertising revenues. Clear Channel's television and outdoor advertising operations also compete with us for advertising dollars in overlapping markets. In addition, conflicts could arise with respect to transactions involving the purchase or sale of radio broadcasting companies, particularly Spanish language radio broadcasting companies, the issuance of additional shares of common stock, or the payment of dividends by us. For instance, Clear Channel currently owns a 40% equity interest in Grupo Acir Communicaciones, S.A. de C.V., one of the largest radio broadcasters in Mexico.

    Clear Channel has advised us that it does not currently intend to engage in the domestic Spanish language radio broadcasting business, other than through its ownership of our shares. However, circumstances could arise that would cause Clear Channel to engage in the Spanish language broadcasting business. For example, opportunities could arise which would require greater financial resources than those available to us or which are located in areas in which we do not intend to operate. Thus, although Clear Channel has stated to us that it has no current intention to do so, it may in the future engage in the domestic Spanish language broadcasting business. In addition, Clear Channel may from time to time acquire domestic Spanish language radio broadcasting companies individually or as part of a larger group and may thereafter engage in the Spanish language radio broadcasting business. Such activities could directly or indirectly compete with our business and could adversely affect us.

CONTROL BY THE TICHENOR FAMILY

    As of June 30, 1999, McHenry Tichenor, Jr., Hispanic Broadcasting's Chief Executive Officer, and certain members of his family have voting control over approximately 19.1% of the shares of our Class A common stock. These shares are subject to a voting agreement. This enables the Tichenor family to exert significant influence in electing our board of directors and over other management decisions.

EXTENSIVE GOVERNMENT REGULATION OF BROADCASTING MAY LIMIT OUR OPERATIONS

    BROADCASTING. The federal government extensively regulates the domestic broadcasting industry, and any changes in the current regulatory scheme could significantly affect us. All issuances, renewals, assignments and transfers of control of broadcasting station operating licenses require the approval of the Federal Communications Commission. In addition, the federal communications laws limit the number of broadcasting properties we may own in a particular area. While the Telecommunications Act of 1996 relaxed the FCC's multiple ownership limits and created significant new opportunities for broadcasting companies, it also created uncertainty about how the FCC would implement these laws.

For example, the FCC is considering changes to its "one-to-a-market" rule and other policies and rules that could affect the application of the local radio ownership limits. Under the "one-to-a-market" rule, a party may not have interests in radio stations and a television station in the same market unless the FCC grants a waiver.

    The FCC has also been more aggressive in independently examining issues of market concentration when considering radio station acquisitions. The FCC has delayed its approval of several pending radio station purchases by various parties because of market concentration concerns. Moreover, in recent months the FCC has followed an informal policy of giving specific public notice of its intention to conduct additional ownership concentration analysis and soliciting public comment on the issue of concentration and its effect on competition and diversity with respect to certain applications for consent to radio station acquisitions.

    Our broadcasting business will depend upon maintaining broadcasting licenses issued by the FCC. The FCC issues these licenses for a maximum term of eight years. Although the FCC rarely denies a renewal application, the FCC may not approve our future renewal applications or may impose conditions on such renewals that could adversely affect our operations. Moreover, governmental regulations and policies may change over time, and these changes may have a material impact upon us.

    ANTITRUST. Additional acquisitions by us of radio stations will require antitrust review by the federal antitrust agencies. Following the passage of the Telecommunications Act of 1996, the Justice Department has become more aggressive in reviewing proposed acquisitions of radio stations, particularly in instances where the proposed acquiror already owns one or more radio station properties in a particular market and seeks to acquire another radio station in the same market. The Justice Department has, in some cases, obtained consent decrees requiring radio station divestitures in a particular market based on allegations that acquisitions would lead to unacceptable concentration levels. We can give no assurances that the Justice Department or the Federal Trade Commission will not seek to bar us from acquiring additional radio stations in any market where we already have a significant share of the Hispanic radio audience.

    ENVIRONMENTAL. As the owner or operator of various real properties and facilities, we must comply with various federal, state and local environmental laws and regulations. While in the past we have not incurred significant expenditures to comply with these laws, additional environmental laws passed in the future or a finding of a violation of existing laws could require us to make significant expenditures.

OUR ACQUISITION STRATEGY COULD POSE RISKS

    OPERATIONAL RISKS. We intend to grow through the acquisition of radio stations and other assets that we believe will complement our existing portfolio or help us enter new markets where we do not have a presence. Our acquisition strategy involves numerous risks, including:

    - certain of such acquisitions may prove unprofitable and fail to generate anticipated cash flows;

    - to successfully manage a portfolio of radio broadcasting properties, we may need to recruit additional senior management and expand corporate infrastructure;

    - we may encounter difficulties in the integration of operations and systems;

    - management's attention may be diverted from other business concerns; and

    - we may lose key employees of acquired companies or stations.

    We frequently evaluate strategic opportunities both within and outside our existing lines of business. We expect from time to time to pursue additional acquisitions and may decide to dispose of certain businesses. Such acquisitions or dispositions could be material.

    CAPITAL REQUIREMENTS NECESSARY FOR ADDITIONAL ACQUISITIONS. We face stiff competition from other radio broadcasting companies for acquisition opportunities. If the prices sought by sellers of these companies continue to rise, we may find fewer acceptable acquisition opportunities. In addition, the purchase price of possible acquisitions could be so large as to require additional debt or equity financing. We can give no assurance that we will obtain the needed financing or that we will obtain such financing on attractive terms. Additional indebtedness would increase our leverage and make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures. Additional equity financing would result in dilution to our stockholders. We may not have sufficient capital resources to complete acquisitions.

WE MUST SUCCESSFULLY IMPLEMENT OUR STRATEGY TO CONVERT STATIONS TO A SPANISH
  BROADCASTING FORMAT.

    Part of our strategy is to acquire radio stations with an English language format and convert these stations to a Spanish language format. This strategy requires a heavy initial investment of both financial and management resources. We typically incur losses for a period of time after a format change because of the time required to build up ratings and station loyalty. We can give no assurance that this strategy will be successful in any given market, notwithstanding that we may incur substantial costs in implementing this part of our strategy.

WE FACE INTENSE COMPETITION

    Broadcasting is a highly competitive business. We may not be able to maintain or increase our current audience ratings and advertising revenues. Our broadcasting properties compete for audiences and advertising revenues with other radio stations, television stations and outdoor advertising companies, as well as with other media, such as newspapers, magazines, cable television, and direct mail, within their respective markets. Audience ratings and market shares are subject to change, which could have an adverse effect on our revenues in that market. Other variables that could affect our financial performance include:

    - economic conditions, both general and relative to the broadcasting industry;

    - shifts in population and other demographics;

    - the level of competition for advertising dollars;

    - fluctuations in operating costs;

    - technological changes and innovations;

    - changes in labor conditions; and

    - changes in governmental regulations and policies and actions of federal regulatory bodies.

NEW TECHNOLOGIES MAY AFFECT OUR BROADCASTING OPERATIONS

    We are unable to predict the effect new technologies will have on our broadcasting operations, but the capital expenditures necessary to implement such technologies could be substantial. The FCC is considering ways to introduce new technologies to the radio broadcast industry, including satellite and terrestrial delivery of digital audio broadcasting and the standardization of available technologies which significantly enhance the sound quality of AM broadcasts.

OUR SYSTEMS MUST BE YEAR 2000 COMPLIANT

    We are exposed to the risk that the year 2000 issue could cause system failures or miscalculations in our broadcast locations which could cause disruptions of our operations, including, among other things, a temporary inability to produce broadcast signals, process financial transactions or engage in similar normal business activities. As a result, we have determined that we will be required to modify or replace portions of our software and certain hardware so that those systems will properly recognize dates beyond December 31, 1999. We presently believe that with modifications or replacements of existing software and certain hardware, the year 2000 issue can be mitigated. To date, the amounts incurred and expensed for developing and carrying out the plans to complete the year 2000 modifications have not had a material effect on our operations. We substantially completed the year 2000 modifications, including testing, by September 30, 1999. The total remaining cost for addressing the year 2000 issue is not expected to be material to our operations. If such modifications and replacements are not made, or are not completed on time, the year 2000 issue could have a material impact on our operations.

    In addition, the possibility of interruption exists in the event that the information systems of our significant vendors are not year 2000 compliant. The inability of our vendors to complete their year 2000 resolution process in a timely fashion could materially impact us. The effect of non-compliance by such vendors is not determinable. In addition, disruptions in the economy generally resulting from the year 2000 issues could also materially adversely affect us. We could be subject to litigation for computer systems failure, for example, equipment shutdown or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

                              SELLING STOCKHOLDERS

    The following table lists the names of the selling stockholders, the number of shares of Class A common stock beneficially owned by each selling stockholder on September 30, 1999, and the number of shares, which may be offered for sale by this prospectus. Each selling stockholder provided to us the information regarding its share ownership. Because the selling stockholders may offer all, some or none of their Class A common stock, we can not give a definitive estimate as to the number of shares that will be held by the selling stockholders after the offering and we prepared the following table based on the assumption that the selling stockholders sell all of the shares of Class A common stock covered by this prospectus. At September 30, 1999, there were 37,193,488 shares of Class A common stock outstanding.

                                                   SHARES                        SHARES BENEFICIALLY OWNED
                                                                                    AFTER THE OFFERING
                                                                                 -------------------------
                                             BENEFICIALLY OWNED   SHARES BEING                 PERCENT OF
SELLING STOCKHOLDER                          PRIOR TO OFFERING      OFFERED        NUMBER      OUTSTANDING
-------------------                          ------------------   ------------   -----------   -----------
McHenry T. Tichenor (1)(2).................         116,642           50,000         66,642          *
The David T. Tichenor Trust (1)(3).........         613,568          240,000        373,568        1.0%
William E. Tichenor (1)(4).................         890,723          125,000        765,723        2.1%
Jean T. Tichenor (1)(5)....................       1,528,916           60,000      1,468,916        3.9%
David Lykes (6)............................         253,052           50,000        203,052          *

------------------------

*   Represents less than 1.0%

(1) Shares held subject to a voting agreement pursuant to which the selling stockholder shares voting control with other members of the Tichenor family.

(2) McHenry T. Tichenor is a director of Hispanic Broadcasting and is the father of Mr. Tichenor, Jr.

(3) David T. Tichenor is the beneficiary of the David T. Tichenor Trust. David
    T. Tichenor is the step-brother of Mr. Tichenor, Jr.

(4) William E. Tichenor is the brother of Mr. Tichenor, Jr.

(5) Ms. Tichenor is the sister of Mr. Tichenor, Jr.

(6) Mr. Lykes serves as Executive Vice President and Chief Operating Officer of Hispanic Broadcasting.

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
                          DESCRIPTION OF CAPITAL STOCK

    The board of directors has the authority to issue up to 100,000,000 shares of Class A common stock, $.001 par value per share, 50,000,000 shares of Class B common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value. As of September 30, 1999, 37,193,488 shares of Class A common stock were outstanding, 14,156,470 shares of Class B common stock were outstanding, and no shares of preferred stock were outstanding.

COMMON STOCK

    Class A and Class B common stock have identical rights except for voting rights and certain rights of the Class B common stockholders to convert their shares into Class A common stock. In the event that our board of directors declares dividends out of legally available funds, holders of Class A and Class B common stock are entitled to ratably receive such dividends, subject to the payment of any preferential dividends with respect to any preferred stock outstanding at such time. In the event of our liquidation, dissolution or winding up, holders of Class A and Class B common stock are entitled to share ratably in any assets available for distribution to stockholders after payment of all obligations of the company, subject to the payment of any preferential distributions with respect to any preferred stock outstanding at such time.

    Holders of Class A and Class B common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe to additional, unissued or treasury shares.

CLASS A COMMON STOCK

    Holders of the Class A common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders.

CLASS B COMMON STOCK

    Holders of the Class B common stock have voting rights limited to certain specified decisions and actions. Specifically, the holders of a majority of the Class B common stock voting as a single class must grant approval or consent before Hispanic Broadcasting can take any of the following actions:

    - sell, lease or otherwise transfer all or substantially all of our assets;

    - effect any merger or consolidation where our stockholders immediately before such merger or consolidation would not own at least 50% of the capital stock of the surviving entity;

    - effect any reclassification, recapitalization, dissolution, liquidation or winding up;

    - authorize, issue or obligate ourself to issue any shares of preferred stock;

    - make or permit any amendment to the certificate of incorporation that adversely affects the rights of the holders of our Class B common stock;

    - declare or pay any non-cash dividends on or make any other non-cash distribution on any class of common stock; or

    - make or permit any amendment or modification to the certificate of incorporation concerning any of our capital stock.

    With respect to each of these matters, each share of Class B common stock is entitled to one vote. These class voting rights will end once Clear Channel and its affiliates own less than 20% of all of our outstanding Class A and Class B common stock.

    Only Clear Channel and its affiliates may own shares of Class B common stock. The outstanding Class B common stock will convert into Class A common stock automatically upon sale, gift or other transfer to a person or entity other than Clear Channel or an affiliate of Clear Channel. Each holder of Class B common stock has the option to convert its Class B common stock into Class A common stock upon receipt of all required regulatory consents. In addition, Clear Channel has the option to convert any of its shares of Class A common stock that it may own from time to time into shares of Class B common stock.

PREFERRED STOCK

    Upon obtaining the consent of the holders of Class B common stock as described in "Description of Common Stock--Class B Common Stock," the Hispanic Broadcasting board of directors has the authority to issue shares of preferred stock in one or more series. At the time of such issuance, the board can designate the rights, preferences, privileges, and qualifications of such preferred stock without any further vote or action by the stockholders. A future issuance of preferred stock could have one or all of the following effects:

    - decrease the amount of earnings and assets available for distribution to holders of Class A and Class B common stock;

    - adversely affect the rights and powers, including voting rights, of holders of Class A and Class B common stock; and

    - delay, defer or prevent a change in control of the company.

REGISTRATION RIGHTS AGREEMENTS; STOCKHOLDERS AGREEMENT; VOTING AGREEMENT

    Hispanic Broadcasting completed a merger with Tichenor Media System, Inc. on February 14, 1997. At the time of this merger, Hispanic Broadcasting entered into a registration rights agreement with Clear Channel and with certain former Tichenor stockholders. As a result of these agreements, Hispanic Broadcasting may be required to file registration statements with the SEC to register for resale shares of Class A common stock received by each of these parties.

    At the time of our merger with Tichenor Media System, Inc., Hispanic Broadcasting also entered into a stockholders agreement with Clear Channel and certain former Tichenor stockholders in order to impose certain restrictions on the transferability of their shares, to grant certain rights of first refusal and to address the rights of the parties in the event of future sales of our common stock.

CERTAIN ANTI-TAKEOVER EFFECTS OF CHARTER AND DELAWARE LAW

    The voting rights of the Class B stockholders and certain provisions of the Delaware General Corporation Law may each have the effect of impeding tender offers, proxy fights, open market purchases or other events which could effect a change in control of Hispanic.

    Our certificate of incorporation grants holders of Class B common stock the right to vote separately as a class on certain matters, including a merger or sale of all or substantially all of our assets. In addition, holders of Class B common stock have the option to convert their shares into Class A common stock upon receipt of required regulatory approvals. Thus, Clear Channel and its affiliates, as the sole owners of Class B common stock, can exert a significant influence on our change in control.

    The Delaware General Corporation Law restricts a wide range of transactions between a corporation and any of its interested stockholders. Under Delaware law, an interested stockholder generally means any stockholder who beneficially owns, directly or indirectly, 15% or more of the corporation's outstanding voting stock. For a period of three years from the time a stockholder becomes an interested stockholder, such stockholder cannot:

    - enter into a merger or consolidation with the corporation,

    - acquire more than 10% of the corporation's assets,

    - engage in certain transactions which would increase the proportionate share of stock owned by such stockholder, or

    - disproportionately benefit from any loans, advances or other financial benefits from the corporation.

    However, these restrictions do not apply to an interested stockholder who owned at least 85% of the corporation's voting stock at the time it initially became an interested stockholder. Furthermore, the restrictions do not apply if:

    - before such person became an interested stockholder, the board of directors approved either the transaction proposed by the interested stockholder or the transaction which resulted in the person becoming an interested stockholder; or

    - the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

FOREIGN OWNERSHIP

    The Federal Communications Act and certain rules established by the FCC impose certain restrictions on foreign ownership of and voting control over our capital stock. Accordingly, our certificate of incorporation prohibits aliens, foreign governments, or non-U.S. corporations from directly or indirectly owning or acquiring voting control of more than 25% of our outstanding capital stock. It also prohibits any transfer of our capital stock which would result in a violation of this prohibition and authorizes our board of directors to adopt such provisions as it deems necessary to enforce these prohibitions.

                              PLAN OF DISTRIBUTION

    This prospectus covers the resale of shares of common stock by the selling stockholders and their pledgees, donees, assignees and other successors in interest. The selling stockholders may sell their shares on the Nasdaq National Market, in the over-the-counter market or through any other facility on which the shares are traded, or in private transactions. These sales may be at market prices or at negotiated prices. The selling stockholders may use the following methods when selling shares:

    - ordinary brokerage transactions and transactions in which the broker or dealer solicits purchasers;

    - block trades in which the broker or dealer attempts to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

    - purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

    - privately negotiated transactions;

    - any combination of these methods of sale; or

    - any other legal method.

    The selling stockholders may engage in short sales of the common stock and deliver shares to close out their short positions. The selling stockholders may also enter into put or call options or other transactions with broker-dealers or others which require delivery to those persons of shares covered by this prospectus.

    Brokers, dealers or other agents participating in the distribution of the shares of common stock may receive compensation in the form of discounts or commissions from the selling stockholders, as well as the purchaser if they act as agent for the purchaser. The discount or commission in a particular transaction could be more than the customary amount. We know of no existing arrangements between any selling stockholder and any underwriter, broker, dealer or agent relating to the sale or distribution of the shares.

    The selling stockholders and any brokers or dealers that participate in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any discounts, commissions or other compensation received by these persons and any profit on the resale of the shares by them as principals might be deemed to be underwriters' compensation. The selling stockholders may agree to indemnify any broker, dealer or agent that participates in the sale of the shares against various liabilities, including liabilities under the Securities Act.

    At the time a particular offer of shares is made, to the extent required we will file a supplement to this prospectus which identifies the number of shares being offered, the name of the selling stockholder, the name of any participating broker or dealer, the amount of discounts and commissions, and any other material information.

    The selling stockholders and any other person participating in a distribution will be subject to the applicable provisions of the Exchange Act and its rules and regulations. For example, the anti-manipulative provisions of Regulation M may limit the ability of the selling stockholders or others to engage in stabilizing and other market making activities.

    The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, rather than pursuant to this prospectus, so long as they meet the criteria and conform to the requirements of the rule.

    We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will pay the registration and other offering expenses related to this offering, but the selling stockholders will pay all underwriting discounts and brokerage commissions incurred in connection with the offering. We have agreed to indemnify the selling stockholders against various liabilities, including liabilities under the Securities Act.

    In order to comply with some states' securities laws, if applicable, the shares will be sold in those states only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and is satisfied.

                                 LEGAL OPINIONS

    The validity of the securities will be passed upon for Hispanic Broadcasting by its special counsel, Akin, Gump, Strauss, Hauer & Feld, L.L.P., San Antonio, Texas.

                                    EXPERTS

    The consolidated financial statements and financial statement schedule of Hispanic Broadcasting Corporation and subsidiaries as of and for the years ended December 31, 1998 and 1997 incorporated by reference herein and elsewhere in the registration statement have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of Hispanic Broadcasting Corporation for the three months ended December 31, 1996 and the year ended September 30, 1996 appearing in Hispanic Broadcasting Corporation's Annual Report (Form 10-K) for the year ended December 31, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    The financial statements of Multicultural Radio Broadcasting, Inc. for the year ended December 31, 1997 included in the Current Report on Form 8-K/A of Hispanic Broadcasting Corporation filed July 31, 1998 and incorporated by reference herein have been incorporated by reference herein in reliance upon the report of Wiss & Company, LLP, independent auditors, and upon the authority of said firm as experts in accounting auditing.

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    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY HISPANIC BROADCASTING OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                        --------

Where You Can Find More Information...      2

Hispanic Broadcasting Corporation.....      3

Use of Proceeds.......................      3

Risk Factors..........................      3

Selling Stockholders..................      8

Description of Capital Stock..........      9

Plan of Distribution..................     12

Legal Opinions........................     12

Experts...............................     12

                                 525,000 SHARES

                                     [LOGO]

                             HISPANIC BROADCASTING
                                  CORPORATION

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                OCTOBER 28, 1999
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